

Mail Stop 3720

February 2, 2017

Mr. Wade Davis
Executive Vice President, Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

>   **Re: Viacom Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2016**
>   **Filed November 9, 2016**
>   **File No. 001-32686**

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 15. Income Taxes, page 84

1.   Please tell us the nature of the increase in deferred income taxes from a benefit of $82 million to a $254 million provision. In addition, tell us why the federal, state and local, and international components of such income taxes are not separately presented.

2.   Please tell us how the tax accounting change in 2016 impacted the financial statement line items, including previously unrecognized tax benefits (inclusive of any accrued interest and penalties) and how the change will impact your effective tax rate in future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications